SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Benjamin Craig Pollard
P.O. Box 964
West Perth, WA 6872
Australia
+61 4 077 00716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: BC & N Pollard ATF Geovet Family Trust

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Australia

Number of	(7)	Sole Voting Power: 5,400,000(1)
Shares
Beneficially	(8)	Shared Voting Power: 0
Owned by
Each	(9)	Sole Dispositive Power: 5,400,000(1)
Reporting
Person	(10)	Shared Dispositive Power: 0
with:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,400,000(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 7.4%

(14)	Type of Reporting Person: CO

(1) Represents 3,600,000 shares of common stock and warrants to acquire 1,800,000 shares of common stock of the Issuer.

CUSIP No. 11840P

(1)	Names of Reporting Persons: GeoVet Super Pty Ltd. <Pollard Super Fund>

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Australia

Number of	(7)	Sole Voting Power: 600,000
Shares
Beneficially	(8)	Shared Voting Power: 0
Owned by
Each	(9)	Sole Dispositive Power: 600,000
Reporting
Person	(10)	Shared Dispositive Power: 0
with:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): Less than 1%

(14)	Type of Reporting Person: CO

Item 1. Security and Issuer

This Schedule 13D/A amends the Schedule 13D filed by BC & N Pollard ATF Geovet Family Trust (“Geovet Family Trust”) on April 27, 2011 and relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2. Identity and Background

(a)	This statement on Schedule 13D/A is filed on behalf of Geovet Family Trust and GeoVet Super Pty Ltd. <Pollard Super Fund> (“Pollard Super Fund”, and together with Geovet Family Trust, the “Reporting Persons”). The Reporting Persons are organized under the laws of Australia. The principal business of Geovet Family Trust is geological consulting. The principal business of Pollard Super Fund is geological investment. The business address of the Reporting Persons is P.O. Box 964, West Perth, WA 6872 Australia. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of the Reporting Persons is set forth in Schedule “A” attached hereto and incorporated herein by reference.

The Reporting Persons have the same directors and officers and may be deemed to be the beneficial owners of the securities of the Issuer held by them collectively. The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by the other, as well as membership in a group, as voting and investment decisions relating to the securities of the Issuer held by each of them are made independently and under differing guidelines.

(b)	See (a) above.

(c)	See (a) above.

(d)	During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule “A”, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule “A”, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See (a) above.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed, on February 11, 2011, Geovet Family Trust acquired 3,600,000 units (the “Units”) of the Issuer at a price of $0.01 per Unit for an aggregate of $36,000, with each Unit comprised of one share of common stock (the “Shares”) and one-half of one common stock purchase warrant (the “Warrants”), with each full Warrant exercisable for 12 months at a price of $0.10 per share, from working capital.

On October 12, 2011, Pollard Super Fund acquired 600,000 Shares of the Issuer at a price of $0.05 per share in a private placement for an aggregate of $30,000, from working capital.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Issuer’s common stock for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	Geovet Family Trust beneficially owns an aggregate of 3,600,000 Shares and Warrants to acquire up to 1,800,000 Shares of the Issuer, or approximately 7.4% of the Issuer’s outstanding common stock. Pollard Super Fund beneficially owns an aggregate of 600,000 Shares, or less than 1% of the Issuer’s outstanding common stock.

The Reporting Persons have the same directors and officers and may be deemed to be the beneficial owners of the securities of the Issuer held by them collectively. The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by the other, as well as membership in a group, as voting and investment decisions relating to the securities of the Issuer held by each of them are made independently and under differing guidelines.

(b)	Geovet Family Trust has the sole power to vote and to dispose of the securities of the Issuer owned by it. Pollard Super Fund has the sole power to vote and to dispose of the securities of the Issuer owned by it.

(c)	None of the Reporting Persons has effected any other transactions in the Issuer’s common stock within the past 60 days, except as provided herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

Joint filing agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2011		BC & N Pollard ATF Geovet Family Trust
	Per:	/s/ Benjamin Craig Pollard
Benjamin Craig Pollard
Director

GeoVet Super Pty Ltd. <Pollard Super Fund>

	Per:	/s/ Benjamin Craig Pollard
Benjamin Craig Pollard
Director

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D/A (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Buckingham Exploration Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D/A. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 22, 2011		BC & N Pollard ATF Geovet Family Trust
	Per:	/s/ Benjamin Craig Pollard
Benjamin Craig Pollard
Director

GeoVet Super Pty Ltd. <Pollard Super Fund>

	Per:	/s/ Benjamin Craig Pollard
Benjamin Craig Pollard
Director

SCHEDULE “B”

EXECUTIVE OFFICERS AND DIRECTORS

The following is a list of the directors and executive officers of Geovet Family Trust and Pollard Super Fund and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Present Principal
Name	Business Address	Occupation	Citizenship
Benjamin Craig	P.O. Box 964, West
Pollard	Perth, WA 6872	Geologist	Australian
Australia
P.O. Box 964, West
Neeta Pollard	Perth, WA 6872	Veterinarian	Australia
Australia